preaxia

Building Healthy Connections.

Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re: Preaxia Health Care Payment Systems, Inc.
Item 4.01 Form 8-K
Filed March 31, 2014
Item 4.01 Form 8-K/A
Filed April 23, 2014
Response Letter Filed April 25, 2014
File No. 000-52365

Dear Ms. Thompson:

We have reviewed your comments and acknowledge the following:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information fully satisfies the request at reference.

Sincerely

Tom Zapatinas

President & CEO
PreAxia Health Care Payment Systems Inc.